Exhibit 1

Ellomay Capital Announces Filing of Draft Prospectus for Possible Public Offering of Nonconvertible
Debentures on the Tel Aviv Stock Exchange

Tel-Aviv, Israel, December 16, 2013 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”), today announced that the Company has filed a confidential draft prospectus (the “Prospectus”) with the Israel Securities Authority and Tel Aviv Stock Exchange. Upon publication (subject to the receipt of a permit from the Israel Securities Authority and the future approval of listing of the Debentures by the Tel Aviv Stock Exchange), the Prospectus will enable the Company to offer nonconvertible debentures in aggregate principal amount that is expected to be up to NIS 120-150 million.  The debentures will not be offered in the United States or to U.S. persons. The final amount will be decided by the Company’s board of directors if and when it will give the final approval of the offering.

At this stage, the execution of such possible public offering, its terms, scope and timing, is subject to final approval by the Company’s board of directors, regulatory approvals and other factors, such as market conditions.

The public offering described in this press release, if made, will be made in Israel only and not to U.S. persons. The debentures, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

About Ellomay Capital

Ellomay is an Israeli public company whose shares are listed on the NYSE MKT stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim, and controlled by Mr. Nehama and Kanir Joint Investments (2005) Limited Partnership, which is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael.

Ellomay’s main assets include twelve photovoltaic plants in Italy with an aggregate nominal capacity of approximately 22.6 MWp (six in the Puglia Region, four in the Marche Region and two in the Veneto Region), 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.3 MWp, and 7.5% indirect holdings in Dorad (with an option to increase such holdings to 9.375%), Israel’s largest private power plant, which is in the final stages of construction and is expected to have an aggregate capacity of approximately 800MW (representing approximately 8% of Israel’s current electricity consumption).

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com